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September 22, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tonya K. Aldave and Susan Block

Re:	AGBA Acquisition Limited
Amendment No. 5 to Preliminary Proxy Statement on Schedule 14A
Filed September 2, 2022
File No. 001-38909

Dear Ms. Adlave and Ms. Block:

On behalf of our client, AGBA Acquisition Limited, a British Virgin Islands company (“AGBA” or the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A filed on September 2, 2022 (the “Preliminary Proxy Statement”) contained in the Staff’s letter dated September 15, 2022 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 6 to the Preliminary Proxy Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amended Preliminary Proxy Statement on Form 14A

General

1.	We note your response to our prior comment 1 and reissue in part. Please revise your disclosure throughout to remove references to effectiveness of a registration statement on Form S-1 for the AGBA Shares comprising the Aggregate Stock Consideration as a condition precedent to closing the proposed merger, as for example on page 29.

Response: The Company has revised the cover page, pages 19, 29-30, 125-127, and 129 of the Amendment in response to the Staff’s comment.

2.	We note your response to our prior comment 1 that you plan to amend the registration statement on Form S-1 to only include the contemplated PIPE transaction and remove shares to be issued to TAG as aggregate consideration. Please withdraw that previously filed registration statement, as the PIPE transaction was not included in the previously filed Form S-1, nor does it appear that the PIPE transaction was complete prior to filing that Form S-1.

Response: The Form S-1 registration statement has been withdrawn in response to Staff’s comment.

Questions and Answers About the Proposals for AGBA Shareholders, page 1

3.	Please include a separate Question and Answer regarding the distribution of the Aggregate Stock Consideration to TAG’s ultimate beneficial shareholders. Please also include a separate Question and Answer to explain how many shares TAG will retain after the distribution of the Aggregate Stock Consideration to TAG’s ultimate beneficial shareholders.

Response: The Company has added disclosure on page 6 of the Amendment in response to the Staff’s comment.

Post-Business Combination Structure and Impact on the Public Float, page 33

4.	Please revise the post-merger chart here and on page 119 to identify TAG’s (TAG Holdings Ltd.) “ultimate parent” and its beneficial shareholders, including percentages of ownership. Please also include the ultimate beneficial shareholders of TAG in the chart showing the ownership structure of TAG immediately following the OPH Merger, on page 32. In your response letter to us, please also include a chart illustrating the organizational structure of the post-combination company after the distribution by TAG of 100% of the Aggregate Stock Consideration to its ultimate beneficial shareholders.

Response: The Company has revised the “Post-OPH Merger” structure chart on pages 32 and 178 of the Amendment, the “Post-Business Combination” structure chart on pages 33 and 117 of the Amendment, and the “Post-Share Distribution” structure chart on pages 34 and 119 of the Amendment, each in response to the Staff’s comment. Replicated below is the “Post-Share Distribution” structure chart, which illustrates the organizational structure of the Post-Combination Company following the distribution by TAG of 100% of the Aggregate Stock Consideration (including the Holdback Shares) pro rata to its ultimate beneficial shareholders.

Ultimate beneficial shareholders of TAG
Minority Shareholders via HKSCC(1)
22.45%
Perfect Able Global Limited
25.63%
Eagle Legacy Limited
12.85%
Oceana Glory Limited
12.85%
Other Minority Shareholders(2)
11.90%
AGBA's Current Shareholders
8.06%
AGBA's Directors and Officers
<1.00%
PIPE Investors
5.40%
Apex Twinkle Limited
<1%
Legend
A Cayman Company
B BVI Company
C Hong Kong Company
Post-Combination Company
AGBA Group Holding Limited
100%
B2B
TAG International Limited
100%
TAG Asset Partners Limited
100%
OnePlatform International Limited
100%
99.8%
OnePlatform Wealth Management Limited
100%
OnePlatform International Property Limited
100%
AGBA Innovation Limited
100%
FinLiving Limited
100%
OnePlatform Asset Management Limited
100%
Kerberos (Nominee) Limited
100%
Maxthree Limited
100%
OnePlatform Credit Limited
100%
Hong Kong Credit Corporation Limited
100%
Trendy Reach Holdings Limited
100%
Profit Vision Limited
100%
Fintech
TAG Asia Capital Holdings Limited
100%
TAG Technologies Limited
100%
Tandem Money Hong Kong Limited
100%
Tandem Fintech Limited

(1) Shareholders holding their shares via a central nominee, HKSCC. None of these shareholders will be entitled to more than 5% of the Aggregate Stock Consideration.

(2) Shareholders holding their shares directly, of which approximately three will ultimately be entitled to at least 1% of the Aggregate Stock Consideration. None of these shareholders will be entitled to more than 5% of the Aggregate Stock Consideration.

5.	We note your response to our prior comment 2 and your disclosure here and on page 118 that “following Closing, the second and third phases of the distribution process after the initial distribution at Closing of 100% of the Aggregate Stock Consideration to TAG shall involve the filing of a resale registration statement on Form S-1 to register the distribution of the Aggregate Stock Consideration from TAG to its ultimate beneficial shareholders; followed by the filing of a resale registration statement on Form S-1 to register the resale of 100% of the Aggregate Stock Consideration by the ultimate beneficial shareholders.” As part of your response, please explain the reason for the post-closing distribution to TAG’s ultimate beneficial shareholders, as those shareholders would appear to already have beneficial ownership of the securities. Also, we note that the Aggregate Stock Consideration will be issued to TAG. Please explain the exemption relied upon for that step of the transaction. In a prior response you said that the issuance would be to TAG’s sole shareholder, but in the most recent response you indicate that there are approximately 4,000 beneficial shareholders of TAG. Please explain to us step-by-step what actions TAG plans to take to distribute shares received in the merger transaction to its “ultimate beneficial shareholders.” In addition, tell us which exemptions from registration you plan to rely on at each step, if any. Your disclosure should describe clearly at each step (1) what transactions or registrations are taking place, (2) what exemptions you are relying on, if any, and (3) what shares TAG will own before and after each step/transaction.

Response:

Reason for Post-Closing Distribution to TAG’s Ultimate Beneficial Shareholders

TAG and the Company have always intended to register the 55,500,000 AGBA Shares comprising the Aggregate Stock Consideration and then distribute those shares to the ultimate beneficial shareholders of TAG (the “Ultimate Beneficial Shareholders”)1 so that post-Closing the Ultimate Beneficial Shareholders would hold freely transferable shares in the Post-Combination Company. In addition to widening the Post-Combination Company’s shareholder base and increasing its public float, thereby raising the liquidity pool of the AGBA Shares, the distribution is intended to provide the Ultimate Beneficial Shareholders flexibility to direct their investments in TAG and its group. The planned distribution ensures that those Ultimate Beneficial Shareholders wishing to hold their AGBA Shares and benefit from future growth of the Post-Combination Company will be able to do so directly and those not wishing to hold their AGBA Shares will be able to sell their AGBA Shares in the market within a timeframe of their choosing.

Further, it is not possible for TAG to make selective dividend payments. The alternative to this planned distribution, therefore, would be for TAG to dispose of large blocks of the Aggregate Stock Consideration on the market to fund pro rata dividend distributions to its Ultimate Beneficial Shareholders, even though some of the Ultimate Beneficial Shareholders may prefer to retain their pro rata portion of the Aggregate Stock Consideration rather than receiving a cash payment. Such large disposals also could exert downward pressure on the Post-Combination Company’s share price for reasons unconnected with the performance of the Post-Combination Company.

Since executing the Business Combination Agreement, TAG and the Company have considered various ways to implement the planned distribution.2 In light of the mid-November deadline for the Company to complete a business combination or face liquidation, the Company and TAG have agreed to defer registration of the Aggregate Stock Consideration to post-Closing.3 Accordingly, the Company and TAG have agreed to effect the planned distribution of the Aggregate Stock Consideration in three phases. Please refer to the amended disclosure on pages iii, 6, 33, 118, 168, and 298 of the Amendment.

Phase 1

At Closing of the Business Combination, the Company shall issue directly to TAG 100% of the Aggregate Stock Consideration (including, for the avoidance of doubt, the 3% of Holdback Shares, when released pursuant to the holdback mechanism in the Business Combination Agreement). The Company intends to rely on a Section 4(a)(2) of the Securities Act of 1933 exemption from registration, as this issuance will not involve a public offering or distribution of securities. As a result of this issuance, following the Business Combination and assuming no redemptions, TAG will directly own approximately 85.68% of the issued Post-Combination Company’s ordinary shares (comprising 100% of the Aggregate Stock Consideration, including the Holdback Shares).

Phase 2

Following the Closing, TAG intends to distribute 100% of the Aggregate Stock Consideration (including the Holdback Shares) pro rata to its Ultimate Beneficial Shareholders based on their beneficial interests in TAG, holding through Convoy Global Holdings Limited (“Convoy Global”) and Convoy (BVI) Limited, a wholly-owned subsidiary of Convoy Global. The Post-Combination Company plans to file a registration statement on Form S-1 to register this distribution (the “Phase 2 Form S-1”) promptly after Closing. As the share distribution will be duly registered on a Form S-1, the Post-Combination Company does not intend to rely on any exemption from registration.

[1]	Disclosure regarding the Ultimate Beneficial Shareholders has been added to p. 273-274 of the Amendment as well as the revised structure charts throughout the Amendment, as illustrated in response to SEC Comment #4 above.
[2]	The originally preferred method was distribution of 100% of the Aggregate Stock Consideration from the Company to the Ultimate Beneficial Shareholders, subject to pre-Closing due registration of those shares on a Form S-1. Another method considered and disclosed in an earlier version of the preliminary proxy statement, filed on July 29, 2022, was a pre-Closing distribution of 100% of the Aggregate Stock Consideration from the Company to Convoy Global Holdings Limited (i.e. TAG’s ultimate parent company) with a subsequent, post-Closing distribution to the Ultimate Beneficial Shareholders.
[3]	It was for this reason that the parties executed a waiver agreement, dated August 29, 2022, to waive the Business Combination Agreement’s condition precedent to Closing of an effective registration statement for the Aggregate Stock Consideration.

There are approximately over 4,000 Ultimate Beneficial Shareholders (i.e. shareholders of Convoy Global), approximately 99.16% of whom each hold less than 0.05% of Convoy Global’s shares.4 To effectuate the distribution to the Ultimate Beneficial Shareholders, TAG intends to take the following actions:

1.	TAG will resolve to transfer 100% of the Aggregate Stock Consideration as directed by Convoy Global, after Closing of the Business Combination.

2.	In conjunction with TAG’s resolution, Convoy Global will convene an extraordinary shareholders’ meeting in Hong Kong to approve, subject to Closing of the Business Combination and the effectiveness of the Phase 2 Form S-1:

a.	the declaration of a dividend to the Ultimate Beneficial Shareholders equal to the value of the Aggregate Stock Consideration, such dividend to be satisfied by the transfer to them of the Aggregate Stock Consideration; and

b.	Convoy Global’s ability to sell the entitlements of (i) shareholders who are ineligible to receive their entitlements because the jurisdiction where they reside would not permit distribution to them without prior approvals, registrations, or other formalities and (ii) shareholders whose entitlements are so small that they will have no easy means of trading their AGBA Shares or opening a trading account for their AGBA Shares (collectively, the “Non-Qualifying Shareholders”) on the market via placement agents and then distribute the sales proceeds back to those Non-Qualifying Shareholders.

The record date for the determination of the entitlements of the Ultimate Beneficial Shareholders will be the latest practicable date before Convoy Global’s extraordinary shareholders’ meeting in Hong Kong.

3.	After Convoy Global’s extraordinary shareholders’ meeting and the filing of the Phase 2 Form S-1, TAG and Convoy Global will (i) identify the Non-Qualifying Shareholders and arrange for their AGBA Shares to be sold through placement agents and (ii) assist any Ultimate Beneficial Shareholders requiring assistance to open a trading account to trade their AGBA Shares.

4.	After Closing of the Business Combination and the effectiveness of the Phase 2 Form S-1, Convoy Global will direct TAG to transfer, on its behalf, 100% of the Aggregate Stock Consideration to the Ultimate Beneficial Shareholders. If the Holdback Shares have been released at that time, then such shares will be transferred together. If the Holdback Shares have not yet been released, then such shares will be transferred to the Ultimate Beneficial Shareholders as soon as practicable following their release.

5.	As part of the distribution, Convoy Global will direct the appointed placement agents to dispose of the entitlements of Non-Qualifying Shareholders and pay the sales proceeds to those Non-Qualifying Shareholders.[5]

6.	If any Ultimate Beneficial Shareholders holding their Convoy Global shares indirectly via HKSCC are not identified during this process, then TAG will establish a trust to hold their entitlements to their pro rata portion of the Aggregate Stock Consideration until such time as they come forth to claim their entitlements. To ensure finality of the distribution, any entitlements unclaimed after six (6) years from the date of declaration shall be forfeited and revert to Convoy Global as permitted under Convoy Global’s organizational documents and Cayman law.

As a result of this distribution, the Ultimate Beneficial Shareholders will, as a group, own approximately 85.68% of the issued Post-Combination Company’s ordinary shares (comprising 100% of the Aggregate Stock Consideration, including the Holdback Shares), and TAG will own 0% of the Post-Combination Company’s ordinary shares.

Phase 3

After the phase 2 distribution, the Post-Combination Company will file a resale registration statement on Form S-1 to register the resale by the Ultimate Beneficial Shareholders of such AGBA Shares comprising the Aggregate Stock Consideration necessary to enable all of the Ultimate Beneficial Shareholders to hold freely tradeable shares. As the share distribution will be duly registered on a Form S-1, the Post-Combination Company does not intend to rely on any exemption from registration.

[4]	Most these small shareholders hold their shares indirectly via Hong Kong HKSCC Nominees Limited (“HKSCC”) and Hong Kong market participant brokers. These shares are registered in the name of HKSCC as bare nominee to the order of the brokers, who then hold the beneficial interests for and on behalf of their ultimate clients.
[5]	To maintain an orderly market, it is envisioned that the placing agents will complete this process in a short period.

Consideration, page 119

6.	We note your disclosure here that “[a]t the effective time of the Acquisition Merger, among other things, all equity securities of each of B2B and Fintech issued and outstanding as of immediately prior to the effective time of the Acquisition Merger shall be cancelled and automatically converted into TAG’s right, as sole shareholder of B2B and Fintech, to direct receipt of the Aggregate Stock Consideration in compliance with any applicable laws.” Please revise to clarify that the merger shares will be issued to TAG, if true.

Response: The Company has revised pages 26 and 119 of the Amendment in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the TAG Business

Liquidity and Capital Resources, page 233

7.	We note your response to prior comment 4. Please revise pages 233 and F-106 to disclose, if true, that after the US$26.0 million of payments reduced the cash balance to US$12.6 million, you had US$4.1 million of “Other operating cash inflows, net” that increased unrestricted cash to US$16.7 million at March 31, 2022.

Response: The Company has revised the disclosure on pages 233 and F-106 of the Amendment in response to the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 271

8.	We note your response to our prior comment 2 and reissue in part. Please refer to footnote 7 to the beneficial ownership table on page 272 and expand the disclosure to clarify the percentage holdings of each entity in TAG, and what percentage of the Post-Combination Company each entity will own after the distribution. Please also include the natural person for each entity who has dispositive control over the securities in the Security Ownership section. In the disclosure accompanying the charts showing the Post-Business combination structure, please clarify what percentage of the Aggregate Stock Consideration is anticipated to be registered for resale. We may have further comment upon reviewing your response.

Response: The Company has revised pages 6, 34, 119, and 272-274 of the Amendment in response to the Staff’s comment.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb and Loeb LLP
Loeb and Loeb LLP

cc: Gordon Lee

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